    As filed with the Securities and Exchange Commission on August 16, 2001
                                                           Registration 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                                 COINSTAR, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                      94-3156448
 (State or other jurisdiction of               (I.R.S. Employer Identification
 incorporation or organization)                            Number)

                             1800 114th Avenue S.E.
                           Bellevue, Washington 98004
                                 (425) 943-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Diane L. Renihan
                            Chief Financial Officer
                                 Coinstar, Inc.
                             1800 114th Avenue S.E.
                           Bellevue, Washington 98004
                                 (425) 943-8000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:
                          Stephanie Daley-Watson, Esq.
                                Perkins Coie LLP
                         1201 Third Avenue, 48th Floor
                         Seattle, Washington 98101-3099
                                 (206) 583-8888

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE

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
 Title of Each Class of                    Proposed maximum Proposed Maximum   Amount of
    Securities to be       Amount to be     offering price      Aggregate     Registration
       Registered        Registered (1)(2)   per unit (3)   Offering Price(3)     Fee
------------------------ ----------------- ---------------- ----------------- ------------
Common Stock, $.001 par
 value per share........      52,656            $23.26        $1,224,778.56     $306.19

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(1) All 52,656 shares registered pursuant to this registration statement are to be offered by selling stockholders.
(2) Together with an indeterminate number of additional shares that may be issued to the selling stockholders as a result of any future stock split, stock dividend or similar adjustment of the registrant's outstanding common stock.
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on August 14, 2001.
                               ----------------
  The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                 COINSTAR, INC.

                                 52,656 Shares

                                  Common Stock

                               ----------------

  The selling stockholders listed on page 6 may offer for sale up to 52,656 shares of Coinstar's common stock from time to time. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders may sell the shares in transactions on the Nasdaq National Market, in privately negotiated transactions or otherwise.

  Our common stock is quoted on the Nasdaq National Market under the symbol "CSTR." On August 15, 2001, the last reported sales price for our common stock was $23.44 per share.

  Coinstar was incorporated in the state of Delaware in 1993. Our principal offices are located at 1800 114th Avenue S.E., Bellevue, Washington 98004, and our phone number is (425) 943-8000.

                               ----------------

                 Investing in the common stock involves risks.

                    See "Risk Factors" beginning on page 1.

                               ----------------

    Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is August    , 2001

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

  Our future profitability and operating results remain uncertain. We cannot be certain that we will install a sufficient number of our Coinstar units or maintain existing levels of customer utilization to allow us to achieve profitability, or generate sufficient cash flow to continue to meet our capital and operating expenses and debt service obligations. You should not consider prior growth rates in our revenue to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to obtain new agreements with potential retail partners for the installation of Coinstar units, the successful deployment and operation of our coin processing network and customer utilization of our service. Our future operating results will depend upon many other factors, including:

  .  the level of product and price competition,

  .  the processing fee we charge consumers to use our service,

  .  the amount of our processing fee that we share with our retail partners,

  .  our success in expanding our network and managing our growth,

  . our ability to develop and market product enhancements and new products and the timing of such product enhancements,

  . our ability to enter into and penetrate new international markets, such as the United Kingdom, and other selected foreign markets,

  .  activities of and acquisitions by competitors,

  .  the ability to hire additional employees,

  .  the timing of such hiring and the ability to control costs, and

  .  customer utilization at existing levels.

  We rely on one source of revenue. We have derived, and expect to derive for the foreseeable future, substantially all of our revenue from the operation of Coinstar coin-counting units. Accordingly, continued market acceptance of our coin processing service is critical to our future success. If demand for our coin processing service does not continue to grow due to technological change, competition, market saturation or other factors, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed. As a consequence, our future success may be dependent on our ability to develop and commercialize new products and services. New products, services and enhancements may pose a variety of technical challenges and require us to enhance the capabilities of our network and attract additional qualified employees. The failure to develop and market new products, services or enhancements successfully could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  There are many risks associated with doing business in international markets. We intend to increase our deployment of Coinstar units in the United Kingdom. We have only recently begun this expansion in the United Kingdom and, accordingly, have limited experience in operating in international markets. We anticipate that our international operations will become increasingly significant to our business. International transactions pose a number of risks, including failure of customer acceptance, risks of regulatory delays or disapprovals with respect to our products and services, and competition from potential and current coin-counting businesses. Exposure to exchange rate risks, restrictions on the repatriation of funds, political instability, adverse changes in tax, tariff and trade regulations, difficulties with foreign distributors, difficulties in managing an organization spread over several countries, and weaker legal protection for intellectual property rights. These risks could seriously harm our business, financial condition, and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  We depend upon key personnel and need to hire additional personnel. Our performance is substantially dependent on the continued services of our senior executive officers who have employment contracts, and key employees, whom we employ on an at-will basis. Our long-term success will depend on our ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel, and we may experience difficulties in the future. On November 15, 2000, our chief executive officer, Daniel Gerrity, resigned. The nominating committee of the Board of Directors has been conducting a search for a new chief executive officer to fill the vacancy left by Mr. Gerrity. The inability to attract and retain a new chief executive officer or other necessary technical and managerial personnel could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

  Our stock price has been and may continue to be volatile. Our common stock price has fluctuated substantially since our initial public offering in July 1997. The market price of our common stock could decline from current levels or continue to fluctuate. The market price of our common stock may be significantly affected by the following factors:

  .  operating results below market expectations,

  .  trends and fluctuations in the use of our Coinstar units,

  . changes in, or our failure to meet, financial estimates by securities analysts,

  .  period-to-period fluctuations in our financial results,

  . announcements of technological innovations or new products or services by us or our competitors,

  .  the termination of one or more retail distribution contracts,

  .  timing of installations relative to financial reporting periods,

  .  release of analyst reports,

  .  industry developments,

  . market acceptance of the Coinstar service by retail partners and consumers, and

  .  economic and other external factors.

  In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may seriously harm the market price of our common stock.

  Our business is dependent on maintaining our retail partner relationships which are highly consolidated. The success of our business depends on the willingness of potential retail partners, primarily supermarkets, to agree to installation of Coinstar units in their stores and to the continued retention of those units. We must continue to demonstrate that our Coinstar units provide a benefit to our retail partners to ensure that such partners do not request deinstallation of units or develop or purchase their own coin-counting system.

  We generally have separate agreements with each of our retail partners providing for our exclusive right to provide coin processing services in retail locations. Coinstar units in service in three supermarket chains, The Kroger Co., Albertson's, Inc. and Safeway, accounted for approximately 28%, 11% and 11%, respectively, of our revenue in 2000. For the six months ended June 30, 2001, these three chains accounted for approximately 26%, 13% and 11%, respectively, of our revenue. The termination of our contracts with any one or more of our retail partners could seriously harm our business, financial condition, results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  Our quarterly operating results may fluctuate due to different usage rates of individual Coinstar units, seasonality of use and other factors. Customer utilization of our coin processing service varies substantially from unit to unit, making our revenue difficult to forecast. Customer utilization is affected by the timing and success of promotions by us and our retail partners, age of the installed unit, adverse weather conditions and other factors, many of which are not in our control. We believe that coin processing volumes are affected by seasonality. This trend mirrors the seasonality patterns of our supermarket partners. We cannot be certain, however, that such seasonal trends will continue. Any projections of future trends are inherently uncertain due to a variety of factors, including success in the timely deployment of a substantial number of additional Coinstar units, consumer awareness and demand for our coin processing services, and the lack of comparable companies engaged in the coin processing business.

  The timing and number of installations of new Coinstar units during the quarter affect future quarterly operating results. The timing of Coinstar unit installations during a particular quarter is largely dependent on installation schedules determined by agreements with our retail partners, the variable length of trial periods of our retail partners and the planned coordination of multiple installations in a given geographic region.

  As a result of these and other factors, revenue for any quarter is subject to significant variation, and we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Because our operating expenses are based on anticipated revenue trends and because a large percentage of our expenses are relatively fixed, revenue variability could cause significant and disproportionate variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses are not followed by increased revenue, our operating results would be seriously harmed.

  We have substantial indebtedness. As of June 30, 2001, we had outstanding indebtedness of $62.7 million, which included $61.0 million of our 13.0% senior subordinated discount notes due 2006 and our capital lease obligations. We will have debt service obligations of approximately $7.9 million per year until October 2006, when the principal amount of $61.0 million will be due. Our ability to continue to meet our debt service requirements will depend upon continuing to achieve significant and sustained growth in our expected operating cash flow, which will be affected by our success in implementing our business strategy, prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Accordingly, we cannot be certain as to whether we will continue to have sufficient resources to meet our debt service obligations. If we are unable to generate sufficient cash flow to service our indebtedness, we will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that any of these strategies can be effected on satisfactory terms, if at all, particularly in light of our high levels of indebtedness. In addition, the extent to which we continue to have substantial indebtedness could have significant consequences which may materially limit or impair our ability to obtain additional financing in the future for working capital, capital expenditures, product research and development, acquisitions and other general corporate purposes. A substantial portion of our cash flow from operations may need to be dedicated to the payment of principal and interest on our indebtedness and therefore not available to finance our business, and our high degree of indebtedness may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures or reduce our flexibility in responding to changing business and economic conditions.

  We may face competition. We may face competition from supermarket retailers that purchase and service their own coin-counting equipment. In addition, we may face new competition as we seek to expand into international markets and develop new products, services and enhancements. Our ability to expand internationally may subject us to competition with banks that offer services competitive with ours and with manufacturers and other companies that have established or are seeking to establish coin-counting networks competitive to ours. Moreover, new products that we intend to develop, such as those involving pre-paid cards, may subject us to competition from companies with significantly greater technological and capital resources and experience.

  Many of our potential competitors with respect to the development of new products, services and enhancements have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marking and public relations resources than we have. These potential competitors may succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by us or that would render our technologies or products obsolete or noncompetitive. Competitive pressures could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

  We depend upon third-party manufacturers and service providers, and sole-source manufacturers. We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of the Coinstar unit and its key components. We intend to continue to expand our installed base both domestically and internationally and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current contract manufacturers will be able to produce sufficient units to meet projected demand, in reality they may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for Coinstar unit installations, we may be unable to meet such demand due to manufacturing constraints.

  We obtain some key hardware components used in the Coinstar units from sole-source suppliers. We cannot be certain that we will be able to continue to obtain an adequate supply of these components in a timely manner or, if necessary, from alternative sources. If we are unable to obtain sufficient quantities of components or to locate alternative sources of supply on a timely basis, we may experience delays in installing or maintaining Coinstar units, either of which could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  We rely on third-party service providers for substantial support and service efforts that we currently do not provide directly. In particular, we contract with armored carriers and other third-party providers to arrange for pick-up, processing and deposit of coins. We generally contract with one transportation provider and coin processor to service a particular region. Many of these service providers do not have long-standing relationships with us and either party generally can terminate the contracts with advance notice ranging from 30 to 90 days. We do not currently have nor do we expect to have in the foreseeable future the internal capability to provide back up coin processing service in the event of sudden disruption in service from a commercial coin processor. Any failure by us to maintain our existing coin processing relationships or to establish new relationships on a timely basis or on acceptable terms would harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

  We may be unable to adequately protect or enforce our patents and proprietary rights. Our future success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We have 18 U.S. patents and 5 international patents relevant to aspects of self-service coin processing. We also have additional patents pending in the United States and several foreign jurisdictions.

  We cannot assure you that any of our patents will be held valid if challenged, that any pending patent applications will issue, or that other parties will not claim rights in or ownership of our patents and other proprietary rights. Moreover, patents issued to us may be circumvented or fail to provide adequate protection. Our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies.

  Since patent applications in the United States are not publicly disclosed until the patent is issued, others may have filed applications, which, if issued as patents, could cover our products. We cannot be certain that others will not assert patent infringement claims or claims of misappropriation against us based on current or pending United States and/or foreign patents, copyrights or trade secrets or that such claims will not be successful. In addition, defending our company and our retail partners against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to provide our coin processing service and use our processing equipment in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, we may need or be required to obtain one or more licenses from, as well as grant one or more licenses to, others. We cannot assure you that we could obtain necessary licenses from others at a reasonable cost or at all. We are engaged in discussions with a former supplier, ScanCoin, in an effort to clarify certain contract rights and obligations as well as ownership of certain of our intellectual property.

  We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with our employees, consultants and corporate partners, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  Defects in or failures of our operating system could harm our business. We collect financial and operating data, and monitor performance of Coinstar units, through a wide-area communications network connecting each of the Coinstar units with a central computing system at our headquarters. This information is used to track the flow of coins, verify coin counts and schedule the dispatch unit service and coin pick-up. The operation of Coinstar units depends on sophisticated software, computing systems and communication services that may contain undetected errors or may be subject to failures. These errors may arise particularly when new services or service enhancements are added or when the volume of services provided increases. Although each Coinstar unit is designed to store all data collected, thereby helping to ensure that critical data is not lost due to an operating systems failure, our inability to collect the data from our Coinstar units could lead to a delay in processing coins and crediting the accounts of our retail partners for vouchers already redeemed. The design of the operating systems to prevent loss of data may not operate as intended. Any loss or delay in collecting coin processing data would seriously harm our operations.

  We have in the past experienced limited delays and disruptions resulting from upgrading or improving our operating systems. Although such disruptions have not had a material effect on our operations, future upgrades or improvements could result in delays or disruptions that would seriously harm our operations.

  We rely on the long distance telecommunication network that is not owned by us and is subject to service disruptions. Further, while we have taken significant steps to protect the security of our network, any breach of security whether intentional or from a computer virus could seriously harm us. Any service disruptions, either due to errors or delays in our software or computing systems or interruptions or breaches in the communications network, or security breaches of the system, could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

  Some anti-takeover provisions may affect the price of our common stock and make it harder for a third party to acquire us without the consent of our board of directors. We have implemented anti-takeover provisions that may discourage takeover attempts and depress the market price of our stock. Provisions of our certificate of incorporation, bylaws and rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between us and any acquirer of 15% or more of our outstanding common stock, and Washington law may impose additional restrictions on mergers and other business combinations between us and any acquirer of 10% or more of our outstanding common stock. These provisions may make it harder for a third party to acquire us without the consent of our board of directors, even if the offer from a third party may be considered beneficial by some stockholders.

                             SELLING STOCKHOLDERS

  The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering. The information with respect to each selling stockholder was provided by such selling stockholder pursuant to a questionnaire. The percentage ownership data is based on 20,884,367 shares of our common stock outstanding as of July 31, 2001. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders pursuant to this prospectus.

  One of the selling stockholders, Ronald Weinstein, has been a director of Coinstar since March 1992. None of the other selling stockholders, however, has held a position or office or had a material relationship with Coinstar or any of its affiliates within the past three years other than as a result of the ownership of Coinstar's common stock.

                                                                   Shares
                                         Number of              Beneficially
                                           Shares     Number     Owned After
                                        Beneficially of Shares    Offering
         Name of Stockholders           Owned Prior    Being   ---------------
                                        to Offering   Offered  Number  Percent
                                        ------------ --------- ------- -------
Acorn Ventures IS, LLC.................     4,548      4,548         0     0
Internet Ventures, LLC.................    19,149     19,149         0     0
Kellett Partners, LP...................     9,574      9,574         0     0
Greg Adams.............................       239        239         0     0
Scott and Lynn Drum....................       957        957         0     0
Stephen and Elaine Scherba.............       239        239         0     0
Wayne Perry............................     4,787      4,787         0     0
Steven Hooper..........................     1,915      1,915         0     0
Richard and Cindy Sonstelie............       479        479         0     0
Pfund Polakoff Family Trust dtd 2-28-
 93....................................       239        239         0     0
Bernee & Mark Strom....................       957        957         0     0
Dennis Weibling........................    10,531        957     9,574     *
Ronald Weinstein(1)....................   288,693      4,787   283,906   1.4%
Andrew Quartner........................     2,872      2,872         0     0
Gerry Salemme..........................       957        957         0     0

--------
 *  Less than 1% of the outstanding shares of common stock.
(1) Includes 41,428 shares issuable upon exercise of an option exercisable within 60 days of July 31, 2001. Also includes 90,400 shares beneficially owned by the Weinstein Family Limited Partnership. Mr. Weinstein is a general partner of the Weinstein Family Limited Partnership.

  The selling stockholders acquired all of the shares being offered from Coinstar pursuant to a Securities Purchase Agreement, dated as of June 21, 2001, under which Coinstar agreed to purchase all outstanding securities (including preferred stock and warrants) of its majority owned subsidiary, Meals.com, held by the stockholders for a purchase price of $1 million. The purchase price was payable in shares of Coinstar's common stock based on the $18.99 closing price of the stock on June 8, 2001. The transaction closed on July 17, 2001.

  The selling stockholders have represented to us that the shares they received were for their own account, for investment only and not acquired with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933 or exempt from registration. We agreed to file the registration statement to register the shares for resale in recognition of the fact that the selling stockholders may wish to be legally permitted to sell their shares when they deem appropriate. We agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (1) one year after the closing or (2) the date by which all registrable securities have been sold by the stockholders.

                              PLAN OF DISTRIBUTION

  The selling stockholders or their transferees or other successors-in-interest may sell the shares of common stock offered by this prospectus from time to time, in one or more transactions. The selling stockholders may sell the shares at fixed prices that may change, at market prices at the time of sale or at negotiated prices. The selling stockholders may sell the shares

  . in the over-the-counter market, through the Nasdaq National Market or any other national securities exchange;

  .  in privately negotiated transactions; or

  .  through a combination of these.

  The selling stockholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of a selling stockholder in connection with the offering of the shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

  The selling stockholders may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus.

  If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

  Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act. Subject to limited exceptions, we have agreed to bear all expenses in connection with the registration and sale of the shares being offered by the selling stockholders.

  The selling stockholders may be unable to sell any or all of the shares covered by this prospectus.

                            VALIDITY OF COMMON STOCK

  The validity of the common stock offered hereby has been passed upon for Coinstar by Perkins Coie LLP, Seattle.

                                    EXPERTS

  The financial statements incorporated in this prospectus by reference from Coinstar's Annual Report on Form 10-K for the year ended of December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy statements and other information regarding issuers, such as Coinstar, that file electronically with the SEC. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

  The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. The information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and before the time that all the securities offered by this prospectus are sold:

  .  Our Annual Report on Form 10-K for the fiscal year ended December 31,
     2000;

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

  .  Our Current Report on Form 8-K filed on June 22, 2001; and

  . The description of our common stock contained in our Registration Statement on Form 8-A filed on May 9, 1997, under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                 Coinstar, Inc.
                         Attention: Investor Relations
                             1800 114th Avenue S.E.
                           Bellevue, Washington 98004
                                 (425) 943-8000

                           FORWARD-LOOKING STATEMENTS

  Except for the historical information, this prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, such as our objectives, expectations and intentions. Our actual results could differ materially from results that may be anticipated by such forward-looking statements and discussed elsewhere herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed under the caption "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this prospectus and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

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  We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of Coinstar may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any timer subsequent to its date.


                              -------------------


                               TABLE OF CONTENTS

RISK FACTORS................................................................  1

SELLING STOCKHOLDERS........................................................  6

PLAN OF DISTRIBUTION........................................................  7

VALIDITY OF COMMON STOCK....................................................  7

EXPERTS.....................................................................  7

ADDITIONAL INFORMATION......................................................  7

FORWARD-LOOKING STATEMENTS..................................................  8


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                                 52,656 Shares

                                COINSTAR, INC.

                                 Common Stock

                              -------------------

                                  PROSPECTUS

                              -------------------

                               August    , 2001


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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the common stock being registered. The selling stockholders will incur none of the costs or expenses. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the Nasdaq National Market additional listing fee.

Securities and Exchange Commission registration fee.................. $  306.19
Nasdaq National Market additional listing fee........................  2,000.00
Printing and engraving expenses......................................  3,000.00
Legal fees and expenses..............................................  8,000.00
Accounting fees and expenses.........................................  2,000.00
Miscellaneous fees and expenses......................................  2,000.00
                                                                      =========
Total................................................................ 17,306.19

Item 15. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

  As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (3) the rights conferred in the bylaws are not exclusive.

  The Registrant has entered into indemnification agreements with certain of its directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

  The indemnification provision in the Registrant's certificate of incorporation, bylaws and the indemnity agreements entered into between the Registrant and certain of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act. The Registrant has obtained directors' and officers' liability insurance.

Item 16. Exhibits

  4.1 Securities Purchase Agreement Among the Registrant and Certain Stockholders of Meals.com, Inc., dated as of June 21, 2001 (incorporated by reference to the Registrant's Current Report on Form 8-K (File Number 000-22555) filed by Coinstar on June 22, 2001).

  5.1   Opinion of Perkins Coie LLP as to the validity of the common stock.

  23.1  Consent of Deloitte & Touche LLP, independent auditors.

  23.2 Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

  24.1  Power of Attorney (contained on signature page).

Item 17. Undertakings

  A. The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  D. The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona bide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, state of Washington, on the 10th day of August, 2001.

                                          Coinstar, Inc.

                                                  /s/ Diane L. Renihan
                                          _____________________________________
                                                     Diane L. Renihan
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints M. Carol Lewis and Diane L. Renihan, or either of them, as attorneys-in-fact with full power of substitution to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments with the Securities and Exchange Commission or any regulatory authority.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on the 10th day of August, 2001.

                 Signature                                      Title
                 ---------                                      -----

          /s/ M. Carol Lewis                Chief Administrative Officer and Corporate
___________________________________________  Secretary (Principal Executive Officer)
              M. Carol Lewis

         /s/ Diane L. Renihan               Chief Financial Officer (Principal Financial
___________________________________________  Officer)
             Diane L. Renihan

          /s/ Richard C. Deck               Chief Accounting Officer (Principal
___________________________________________  Accounting Officer)
              Richard C. Deck

         /s/ Frances M. Conley              Director
___________________________________________
             Frances M. Conley

         /s/ David M. Eskenazy              Director
___________________________________________
             David M. Eskenazy

        /s/ Keith D. Grinstein              Director
___________________________________________
            Keith D. Grinstein

          /s/ David E. Stitt                Director
___________________________________________
              David E. Stitt

        /s/ Ronald A. Weinstein             Director
___________________________________________
            Ronald A. Weinstein

         /s/ Ronald B. Woodard              Director
___________________________________________
             Ronald B. Woodard

                                 EXHIBIT INDEX

EXHIBIT
NUMBER

  4.1    Securities Purchase Agreement Among the Registrant and Certain Stockholders of Meals.com, Inc.,
         dated as of June 21, 2001 (incorporated by reference to the Registrant's Current Report on
         Form 8-K (File Number 000-22555) filed by Coinstar on June 22, 2001).

  5.1    Opinion of Perkins Coie LLP as to the validity of the common stock.

 23.1    Consent of Deloitte & Touche LLP, independent auditors.

 23.2    Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

 24.1    Power of Attorney (contained on signature page).